Exhibit 99.1

Press release

WiLAN Provides Litigation Update

OTTAWA, Canada – October 1, 2014 – Top intellectual property licensing company, WiLAN (TSX:WIN) (NASD:WILN) today provided an update on ongoing litigation.

On December 6, 2012, WiLAN announced that the company had commenced litigation against Apple Inc. (“Apple”), HTC Corporation (“HTC”) and Sierra Wireless Inc. (“Sierra Wireless”) claiming infringement of WiLAN’s U.S. Patent Nos. 8,315,640 and 8,311,040, related to LTE technologies.

To date, two of the three defendants, HTC and Sierra Wireless, have signed license and settlement agreements to resolve this litigation. The litigation, involving remaining defendant, Apple, is being tried in the U.S. District Court for the Southern District of California.

Earlier this year, WiLAN moved for summary judgment on invalidity claims. In addition, Apple moved for summary judgment on invalidity and non-infringement defenses. WiLAN has been advised that Judge Dana M. Sabraw has issued a ruling today that grants Apple’s motion for summary judgment.

WiLAN is currently reviewing the ruling with trial counsel, McKool Smith. The case remains before the courts and it is WiLAN’s policy to not provide commentary on cases that are before the courts.

WiLAN has an additional case in U.S. District Court for the Southern District of California involving Apple related to the infringement of 5 LTE-related patents.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 290 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media or Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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